Exhibit 107
EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

New Mountain Private Credit Fund
(Name of Issuer)

New Mountain Private Credit Fund
(Name of Person(s) Filing Statement)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$51,400,103.00(1)	0.00013810	$7,098.35(2)
Fees Previously Paid	$—		$—
Total Transaction Valuation	$51,400,103.00
Total Fees Due for Filing			$7,098.35
Total Fees Previously Paid			$—
Total Fee Offsets			$—
Net Fee Due			$7,098.35

(1)	The transaction value is calculated as the aggregate maximum purchase price for common shares of beneficial interest (the “Shares”) of New Mountain Private Credit Fund, based upon the net asset value per the Shares as of September 30, 2025 of $24.31. This amount is based upon the offer to purchase up to 2,114,360 Shares.
(2)	Calculated at $138.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.